Exhibit 99.1

Investor Presentation June 2018 This presentation is dated June 18, 2018. A final base shelf prospectus containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable prospectus supplement that has been filed is required to be delivered with this presentation. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Offering Summary 2 Issuer The Stars Group, Inc. Ticker (Exchange) NASDAQ: TSG | TSX: TSGI Base Shares Offered 21 MM (15 MM Treasury Shares, 6 MM Secondary Shares) Overallotment Option 15% (0.65 MM Treasury Shares, 2.5 MM Secondary Shares) Selling Shareholders GSO Capital Solutions Use of Proceeds Net proceeds from the offering of Treasury Shares will be used to the fund the acquisition of Sky Betting & Gaming. If the acquisition is not completed, proceeds will be used for general corporate purposes Expected Pricing June 21st 2018, Post-Close Bookrunners Morgan Stanley, JPMorgan, Deutsche Bank, Goldman Sachs, Barclays, BMO, Macquarie

Presenting Team international law firm of Greenberg Traurig 2002 until 2014 3 EVP and CLO of The Stars Group Inc. since 2014 Previously a principal shareholder in the corporate and securities practice at the P.A., where he practiced as a lawyer from Mr. Goldstein was also the co-chair of the firm’s Gaming Practice CFO of The Stars Group Inc. since 2017 Has over 25 years of senior financial & strategic planning experience Served as the CFO of Pivot Technology Solutions, Inc, and previously, CFO of DH Company Prior, Mr. Kyle was Partner and Co-Founder of ALSA Capital Ltd. and worked with Teranet Inc and Davis Henderson CEO of The Stars Group Inc. since 2016 Initially joined Rational Group in 2013 as COO Previously served as COO of Playtech and as a member of the board of directors of Playtech Prior, Mr. Ashkenazi served as VP of project & products for SQLink Group, an Israeli provider of end-to-end IT services, and he worked at Hapoalim Bank, the largest bank in Israel, as a System Analyst and Developer Marlon Goldstein Chief Legal Officer Brian Kyle Chief Financial Officer Rafi Ashkenazi Chief Executive Officer

Overview of The Stars Group (TSG) Today

World's Largest Online Poker Operator with Large Casino and Growing Sports Businesses

- Millions of registered customers with significant majority of poker market share
- Poker revenues ~8x that of closest public competitor
- In just 3 years, PokerStars Casino has grown to be one of the world's largest online casinos by active customers
- TSG is one of the world's most licensed online gaming operators holding licenses or operating approvals in 18 jurisdictions
- Proprietary technology platform for all verticals
- ~2,100 staff with offices in the Isle of Man, UK, Ireland, USA, Canada, and Costa Rica[2]
- Listed on NASDAQ and Toronto Stock Exchanges

Track Record of Performance, Pursuing Our Defined Strategy

Achieved Record Revenues in 2017 with a Strong Start to 2018

Revenue CY17A & YoY Growth	$1.3bn	+14%
Adj. EBITDA CY17A & YoY Growth	$600mm	+15%

- Q1 '18 revenue of $393mm representing a 24%[1] increase YoY and Q1'18 Adjusted EBITDA of $175mm up 16%[1] YoY
- Q1'18 Poker revenues up 12%[1] YoY; Casino and Sportsbook revenues up 55%[1] YoY

Re-Entry into Highly Attractive Australian Gaming Market through Acquisition of CrownBet and William Hill Australia

- Combined businesses have a significant market share in world's 2nd largest regulated sports betting market
- Creation of 3rd largest operator
- Enhances position for the potential legalization of online poker in Australia and adds locally taxed revenues

Acquiring Sky Betting & Gaming, the UK's Fastest Growing Established Sportsbook

$805mm	+33%
$261mm	+57%

- Creation of the world's largest public online gaming company
- Diversified revenues across geographies, products and regulatory regimes
- Very strong mobile product with attractive customer demographics

Notes:
1. Reflects inclusion of approximately one month of results from CrownBet
2. As of 12/31/2017 and not pro forma for CrownBet or William Hill Australia.

4

TSG's Differentiated Financial and Business Profile

THE STARS GROUP

Key Takeaways

- ★ TSG top-line momentum, 100% digital revenues and exposure to rapidly growing global market
- ★ Superior margin profile driven by higher margin online poker, casino and sportsbetting products
- ★ TSG's strong cash flow generation underpinned by low capital expenditure requirements
- ★ Sizable customer database, CRM expertise and cross-selling of products at the core of the strategy

	The Stars Group / Sky Betting & Gaming	Land-Based Casino Operators	Land-Based B2B Operators
Revenue Growth (CY17A YoY)	20%	1-2%	~5%
Adj. EBITDA Margin (CY17A)	41%	~25%	35-40%
Free Cash Flow Conversion (CY17A)	91%[1]	35-45%	60-80%

1. Free Cash Flow defined as Adjusted EBITDA after deducting Total Capex for TSG and as Adjusted EBITDA less Capex for SBG, and Free Cash Flow Conversion is calculated as Free Cash Flow divided by Adjusted EBITDA. See "Disclaimers – Non-IFRS and Non-U.S. GAAP Measures". Assumes run-rate cost synergies of $70mm

5

Attractive Financial Profile Poised for Growth

- ★ The combined group's **revenue grew** from $1,762mm in 2016 to $2,117mm in 2017, corresponding to a year-on-year growth rate of 20%
- ★ **Adjusted EBITDA margin increased** from 39% to 41% between 2016 to 2017, respectively
- ★ Focus on growing profitability
- ★ **Free Cash Flow increased** to $782mm in 2017, reflective of the group's excellent flow-through

Revenue Split by Product (CY17A)[3]



100% Digital
2%
37%
34%
26%
Poker
Casino
Sportsbook
Other

Revenue Split by Geography (CY17A)[3]



7%
2%
10%
37%
12%
32%
UK
Other EU
Australia
Other Europe
Americas
RoW

Combined Revenues[1]



$mm
+20%
$1,762
606
1,155
$2,117
805
1,312
$2,248
860
1,388
2016
2017
LTM
TSG
SBG

Combined Adjusted EBITDA and Margin (Excluding Synergies)[1]



$mm
39%
+25%
41%
40%
$691
167
524
$861
261
600
$902
277
624
2016
2017
LTM
TSG
SBG

Combined Free Cash Flow[2] (Excluding Synergies)[1]



$mm
+27%
$617
128
489
$782
218
564
$828
246
582
2016
2017
LTM
TSG
SBG

Financials reported on a CY-end basis

1. Combined figures are derived by a summation o f TSG and SBG results, without any pro forma or other adjustments. Excluding CrownBet and William Hill Australia
2. Free Cash Flow defined as Adjusted EBITDA after deducting Total Capex for TSG and as Adjusted EBITDA less Capex for SBG
3. Combined figures are derived by a summation o f TSG, SBG and CrownBet (CB) + William Hill Australia (WHA) results, without any pro forma or other adjustments

6

The Stars Group – Equity Story Pillars 1 Global Leader in the Structurally Attractive Online Gaming Market 2 Iconic Global Brand Portfolio Underpinning a Unique Customer Base 3 Driven by Proprietary Technology 4 Multiple Growth Channels, Leveraging the Power of the Existing Platform 5 6 Top-Line Momentum and Best-In-Class Cash Flow Margins Support De-Leveraging and Re-Investment 7 Proven Management Team with Significant Online Gaming Expertise 7 Uniquely Positioned to Be a Leader in the Development of Online Real Money Gaming in the U.S. Superior, Scalable Business Model that Is Diversified across Geographies and Products

Global Leader in the Structurally Attractive Online Gaming Market 1 In accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions, all the information relating to TSG’s comparables and any disclosure relating to comparables, which is contained in the version of this presentation to be provided to potential investors, has been removed from this template version for purposes of its filing on the System for Electronic Document Analysis and Retrieval (SEDAR). 8

Global Leader in the Structurally Attractive Online Gaming Market (Cont’d) 1 Global Online Gaming Market (Excl. Lotteries) Gross Win1 - $bn 2017-2021E Gross Win CAGR Excl. Lotteries2 4% 9% 14% 17% 61.2 12.7% 2003A 2010A 2017A 2021E Online as % of Total Market 2003-17A 2017-21E 2003-17A 2017-21E +2.7% +2.5% +13.4% +7.5% Global Land-Based Gaming CAGR Global Online Gaming CAGR UK Total Gambling Growth UK Land-Based Gambling Growth UK Online Gambling UK Mobile Gambling Growth Growth 9 1. 2. Based on H2 Gambling Capital as of May 2018 Based on Regulus Partners as of January 2018 7.2% 3.5% 0.2% 45.8 24.6 7.8 82% Mobile Mix (FY Jun-17) Online and Mobile Gambling in the UK Grows Rapidly Meaningful Shift to Online / Mobile

Global Leader in the Structurally Attractive Online Gaming Market (Cont’d) 1 In accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions, all the information relating to TSG’s comparables and any disclosure relating to comparables, which is contained in the version of this presentation to be provided to potential investors, has been removed from this template version for purposes of its filing on the System for Electronic Document Analysis and Retrieval (SEDAR). 10

Iconic Global Brand Portfolio Underpinning a Unique Customer Base

Global Brand Awareness of 67%[1], with Leading Awareness in Many Local Markets

- Strength in content production and live events
- Use celebrities, pros, live poker, social media, TV and digital channels to promote brand and the game of poker
- Marketing spend significantly greater than total poker revenues of closest competitor, but scale and efficiency has resulted in one of the industry's lowest marketing margins[2]
- Anticipate an increase in marketing to drive future growth including in sportsbook and casino
- Opportunity to extend strong, niche poker brand to a broader consumer base

Stars Is the World's Largest Poker Operator with a Loyal Player Base

The Stars Group GGR[4] by player acquisition date



THE STARS GROUP
>3 years playing
78%
84%
>1 year playing
93%
100%
2014
2015
2016
2017

- **Active and sticky fanbase with 78% of all revenues from players that have been playing more than 3 years and 93% more than 1 year**
- Loyal and recurring player base with millions of registered customers
- Majority of global player liquidity[3]

Source: Regulus Partners as of January 2018, Kantar Betscope

1. PokerStars Brand Health Survey H2 2017. Company data based on December 2017 surveys in 10 key global markets of people considering playing poker but not currently playing
2. Marketing spend as % of revenues
3. Company estimates based on industry data including by PokerScout, Sharkscope, public filings, and information released by gaming regulators
4. Gross Gaming Revenue (GGR) is the rake/fees charged to players on the poker product plus the player bets placed on the Casino/Sports verticals minus the player winnings on the Casino/Sports verticals, before offsets to revenue including customer loyalty program costs, bonuses and promotions, tournament overlays, and value added taxes in some jurisdictions

11

Iconic Global (Cont’d) Brand Portfolio Underpinning a Unique Customer Base 2 4th Most Valuable Global Sports Brand (Sky Sports)1 6th Most Valuable Brand in the UK2 26.4mm Customers, 16.3mm in Ireland and UK3 7 European Territories4 £6bn+ Annual Content Investment 1. 2. 3. 4. Forbes (CY2017) WPP Research (CY2017) Includes both retail and wholesale customers Sky plc European territories: UK, Ireland, Germany, Austria, Italy, Switzerland and Spain 12 25-year License with a Trusted Brand (22 Years Remaining) SBG: Paired with an Iconic Brand in Media

Iconic Global (Cont’d) Brand Portfolio Underpinning a Unique Customer Base 2 SBG Gross Gaming Revenue by Year of Customer Registration4 competitor of 2.7 84% of FY 2017 GGR from existing customers Customers by Age (CY 2017) 2011 2012 2013 2014 2015 2016 2017 <2011 2012 2013 2014 2015 2016 2017 Source: Regulus Partners as of January 2018, Kantar Betscope 1. 2. 3. 4. Kantar Betscope (CY2017). Average competitor excludes SBG Financial year ended June 30, 2017 Kantar Betscope (CY2017) Gross Gaming Revenue (“GGR”) is rake or fees charged to customers plus customer bets placed in online casino and sportsbook product offerings minus customer winnings, before offsets to revenue including customer loyalty program costs, bonuses and promotions, tournament overlays, and value added taxes 13  Low cost customer acquisition channels  Growing revenue per user through data and personalisation Age18-3435-5455+ #A#B#C#D Strong Brand Penetration Across Ages, with Skew to Younger Customers3  58% of SBG’s customers use SBG exclusively  On average Sky Bet users have 1.9 betting accounts versus the average 1  84% of FY 20172 revenue from customers that lost <£250 in the year  Average bet size of £7-8 Highly Loyal and Recreational Customer Base SBG Demonstrates High Customer Retention Over Time

Superior, Scalable Business Model that Is Diversified across Geographies 3 and Products… Stand-Alone Revenue by Segment1 4% 4% Stand-Alone Revenue by Regulation1 Stand-Alone Revenue by Geography1 3% 6% 12% 26% 43% 19% 57% 67% 60% Combined Revenue by Segment2 2% Combined Revenue by Regulation2 Combined Revenue by Geography2 2% 7% 25% 10% 37% 37% 34% 12% 75% 32% 26% Poker Casino Sportsbook Other Regulated/Taxed Other UK Other EU Australia Other Europe Americas RoW 14 1. 2. TSG revenue by segment (based on FY17), revenue by regulation (based on 4Q17), and revenue by geography (based on 4Q17) are not pro forma for the acquisition of CB+WHA Combined TSG, SBG and CB+WHA figures Australia Product and Geographic Diversification Acquisition of SBG greatly enhances The Stars Group’s business profile bringing diversification across gaming verticals Enhances proportion of revenue from regulated markets (SBG is 100% regulated / taxed) Combination creates a diverse, mobile-led online gaming leader with a strong growth trajectory 2017 Revenue by Product 2017 Revenue by Geography 2017 Revenue by Regulation

3 ...Driven by Proprietary Technology

THE STARS GROUP

Best-In-Class, Scalable and Flexible Proprietary Technology Platform

TSG's Scalable Platform

Guinness World Record for most players in a single online tournament <u>253,692</u>

- Served so far:
  - >2 billion tournaments
  - >180 billion poker hands
  - >17 billion casino game rounds
- Max recorded concurrent players – 470k
- Max recorded table observers – 60k
- Processing at peak time
  - >1k poker hands per second
  - >500 casino game rounds per second
  - Capacity to support >2k sports bets per second

Over 1,000 releases per year

600+ server modules

105 customized native clients

Strict change management

99.9% uptime

SBG's Leading Technology Platform

- SBG underpinned by **innovative, scalable and resilient** tech platform
- Successfully leveraged consumer **shift to mobile**
- **Strong in-house front-end development capabilities** supported by **best-of-breed back-end** suppliers
- Use of **data analytics** to deliver relevant and **quality products quickly and reliably**
- **Outstanding system availability** whilst maintaining continuous evolution of the platform

2.7x	258	82%	99.99%
Increase in tech spend since FY15	Average platform updates per week[1]	Group revenue contribution from mobile in FY17	System availability in H1 FY18

1. Since start of FY18

15

4 Multiple Growth Channels, Leveraging the Power of the Existing Platform

THE STARS GROUP

Strong Position to Grow in the Leading Regulated and Taxed Markets

Total Online Market GGR[1]

Market	Total Online Market GGR	2017-21E CAGR	The Stars Group	Sky Betting & Gaming
United Kingdom	$7.1bn	+8%	✓	✓
Australia	$2.6bn	+4%	✓	✗
Germany	$2.0bn	+4%	✓	✓
Italy	$1.8bn	+11%	✓	✓
France	$1.7bn	+10%	✓	✗
Ireland	$1.1bn	+4%	✓	✓
Spain	$0.9bn	+9%	✓	✗

- ★ Fastest growing established online operator in the UK
- ★ Clear #3 online operator in Australia
- ★ Strong foundation in Germany with Sky Deutschland relationship and large TSG player base
- ★ Top 2 online gaming operator in Italy with large player base and relationship with Sky Italia
- ★ Accelerated growth in France, Spain and Italy (anticipated) from shared poker liquidity regulation

1. Total 2017 online market GGR (Sports, Casino, Poker, Bingo, excluding Lottery). EUR converted to USD using FX rate of 1.23. Source: H2 Gambling Capital as of May 2018

16

4 Multiple Growth Channels, Leveraging the Power of the Existing Platform (Cont'd)

THE STARS GROUP

Two Low Cost Customer Acquisition Channels which Can Be Cross Sold in High Yielding Casino Products



1
Poker
2
Casino
2
Sports
3
4
SUPER6
Free-to-play and Freemium products
JACKPOT POKER

1. **Poker to Sports:** Cross-sell TSG's expansive poker base into SBG's leading sportsbetting products
2. **Poker and Sports to Casino:** Cross-sell a large and relatively low cost per acquisition customer base from TSG's and SBG's poker and sportsbetting products into high yielding casino products
3. **Sports to Poker:** Cross-sell from SBG's leading sportsbetting products customer base to TSG's leading poker platform
4. **Play-Money and Real-Money:** Cross-sell TSG's and SBG's free-to-play and freemium products customer base into their real-money products

17

Uniquely Positioned to Be a Leader in the Development of 5 Online Real Money Gaming in the U.S.  18 A•Ability to Obtain Licenses in the US B•Operating Expertise Across Betting and Gaming •CTechnology Platform D•Brand Value / Media Relationships •ECapital to Invest On May 14, 2018, the U.S. Supreme Court struck down a federal law prohibiting states from authorizing sports betting Significant opportunity, as several states expected to adopt legislation that may enable the development and expansion of online gaming markets Pennsylvania passed legislation in 2017 permitting online sportsbetting, poker and casino, and TSG has applied for a license to operate there TSG is uniquely positioned: Leading brand and database Existing US operations and license (NJ) Expertise across all verticals (including Sportsbook) Leading, scalable and proprietary technology platform Success Factors for the US US Represents Significant Opportunity for TSG Globally

Top-Line Momentum and Best-In-Class Cash Flow Margins Support 6 De-Leveraging and Re-Investment $mm $mm 1,312 46% 600 45% 524 43% 459 2015 2016 2017 2015 2016 2017 $mm 2 6.1x 94% 564 92% 424 93% 489 2015 2016 2017 2014 Q1’18 1. 2. Free Cash Flow defined as Adjusted EBITDA after deducting Total Capex LTM 5/31/14 total guarantor group net leverage per July 2014 Amaya public lender presentation page 8 19 3.7x Deleveraging Profile Free Cash Flow and Conversion1 1,155 1,072 Adjusted EBITDA and Margin Revenues Financial Performance, Financial Security

Top-Line Momentum and Best-In-Class Cash Flow Margins Support De-Leveraging and Re-Investment (Cont’d) 6 In accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions, all the information relating to TSG’s comparables and any disclosure relating to comparables, which is contained in the version of this presentation to be provided to potential investors, has been removed from this template version for purposes of its filing on the System for Electronic Document Analysis and Retrieval (SEDAR). 20

Top-Line Momentum and Best-In-Class Cash Flow Margins Support De-6 Leveraging and Re-Investment (Cont’d) Combined CY2017 Free Cash Flow Conversion1 ~$70mm ~91% 21 1. Free Cash Flow defined as Adjusted EBITDA after deducting Total Capex for TSG and as Adjusted EBITDA less Capex for SBG, and Free Cash Flow Conversion is calculated as Free Cash Flow divided by Adjusted EBITDA. Assumes run-rate cost synergies of $70mm Upside from Run-Rate Cost Synergies… …Resulting in Superior Free Cash Flow Conversion

7 Proven Management Team with Significant Online Gaming Expertise

- Enhanced management with proven CEO, CFO, CTO, COO and other key additions
- One of the most experienced management teams in the industry
- Benefiting from years of experience across gaming sectors and verticals
- SBG to lead combined UK initiatives

Sky Betting & Gaming — Prior Experience

Richard Flint
Chief Executive Officer, ***Executive Director***

Ian Proctor
Chief Financial Officer, Executive Director

Andy Burton
Chief Technology Officer

Edward Moss
MD of Sports Betting, Data and International

The Stars Group — Prior Experience

Rafael (Rafi) Ashkenazi
Chief Executive Officer

Brian Kyle
Chief Financial Officer

Marlon D. Goldstein
EVP & Chief Legal Officer and Secretary

Robin Chhabra
Corporate Development Officer

Jerry Bowskill
Chief Technology Officer

Guy Templer
Chief Operating Officer, Stars Interactive

Bo Wänghammar
Managing Director of Casino

Andrew Lee
Managing Director, BetStars

Gino Appiotti
Managing Director, Poker

Matt Tripp – *Chief Executive Officer*
Nick Tyshing – *Chief Operating Officer*
Ed Owens – *Chief Marketing Officer*
Andrew Menz – *General Counsel*
Mark Gay – *Chief Technology Officer*

22

APPENDIX

Sources, Uses And Pro Forma Capitalization

($mm)

Sources of funds	
New Revolver ($700mm)	$100
New term loan B [2]	4,975
New senior unsecured notes	850
Primary equity offering	567
Cash from balance sheet	107
Total sources	$6,599

Uses of funds	
Purchase SBG equity (cash consideration) [3]	$1,824
Refinancing of SBG indebtedness	1,102
Repayment of SBG preference shares	12
Repayment of SBG shareholder loans	681
Refinancing of The Stars Group indebtedness [4]	2,790
Transaction fees and expenses	190
Total uses	$6,599

Pro forma capitalization

	The Stars Group PF 3/31/18 [4]	Sky Bet as of 3/31/18	*Adjustments*	Pro forma
Cash [5]	$257	$216	*(107)*	$366
New Revolver ($700mm)	$--	$--	*100*	$100
Stars 1st lien term loan (USD)	2,170	--	*(2,170)*	--
Stars 1st lien term loan (EUR)	620	--	*(620)*	--
Sky Bet 1st lien term loans	--	1,102	*(1,102)*	--
New term loan B	--	--	*4,975*	4,975
Total secured debt	$2,790	$1,102		$5,075
New senior unsecured notes	--	--	*850*	850
Sky Bet shareholder loans	--	681	*(681)*	--
Total debt	$2,790	$1,783		$5,925

1. All amounts denominated in Euros have been converted to U.S. dollars at a March 31, 2018 exchange rate of U.S.$1.24 = €1.00, and all amounts denominated in British pound sterling have been converted to U.S. dollars at a March 31, 2018 exchange rate of U.S.$1.40 = £1.00, with the exception of the cash consideration for the purchase of SBG equity (see footnote (3) below).
2. Represents the aggregate U.S. dollar equivalent of the New USD First Lien Term Loan, New Euro First Lien Term Loan and New GBP First Lien Term Loan.
3. Represents the aggregate cash consideration payable to equity holders of SBG on the closing date of the Acquisition of approximately $1,824 million, excluding the approximately $1,044 million of additional consideration payable by the issuance of loan notes which will be immediately exchanged into the Consideration Shares. The aggregate cash consideration of $1,824 million is consistent with that which has been assumed for the purposes of the pro forma consolidated financial statements included and incorporated by reference in this Prospectus Supplement and the Prospectus. Such aggregate cash consideration has been estimated based on closing price of The Stars Group common shares on May 31, 2018 and translated at the exchange rate applicable on that date of U.S.$1.33 = £1.00. For further information regarding this estimate of the aggregate cash consideration see the pro forma consolidated financial statements included and incorporated by reference in this Prospectus Supplement and the Prospectus.
4. Represents approximately $2,790 million aggregate principal amount of The Stars Group's outstanding indebtedness as of March 31, 2018, on an as adjusted basis after giving effect to the refinancing completed in connection with the acquisition of William Hill Australia by Crown Bet in April 2018 (the "Prior Refinancing"), which outstanding indebtedness is comprised of a combination of $2,170 million aggregate principal amount under its USD First Lien Term Loan and €500 million aggregate principal amount under its Euro First Lien Term Loan. These amounts exclude accrued and unpaid interest on such indebtedness, which will be paid at the closing of the Acquisition.
5. Represents operational cash balance for The Stars Group – total cash and cash equivalents less customer deposits of $256 million as of March 31, 2018. Pro forma cash balance excludes $495 million increase from Prior Refinancing

24

Summary Overview of Sky Betting & Gaming (SBG)

THE STARS GROUP

UK's #1 Mobile Betting and Gaming Company

- 12% market share with significant momentum (doubled market share since 2014)
- Largest active betting customer base of online bookmakers in the UK with highly attractive customer demographic
- Most innovative operator which is driving market share growth
- 82%[1] mobile
- 100% online

Unique and Powerful Relationship with Sky plc

- Sky is a leading entertainment and communications business in Europe with over 26mm customers
- 25-year license of the Sky brand for betting and gaming (22 years remaining)
- Integration of SBG apps directly into other Sky offerings including TV shows

Diversified Product Portfolio

- Products include Sky Bet (sportsbetting), Sky Vegas, Sky Casino, Sky Poker, and various free-to-play (including Super6) and fantasy products
- Sky Bet has many innovative offerings like RequestABet, Oddschecker and Sky Vegas daily prize machine

SBG's Brands

SBG's Listed Peer Universe in Europe

1. Based on FY17 net revenue

25

Global Growth Strategy for SBG CONTINUE TO GROW UK MARKET SHARE  SBG team to lead combined UK sportsbook initiatives  SBG UK technology platform to remain stand-alone to maintain momentum and continue delivering market-leading products and apps STRENGTHEN TSG’S REST-OF-WORLD CUSTOMER ECOSYSTEM  Increase cross-sell rates and net yield by leveraging SBG’s Sports and Vegas products  Add new products such as Bingo and free-to-play games to further enhance the network effect BUILD SPORTSBOOK LEADERSHIP POSITIONS IN MAJOR EU MARKETS  Achieve leading positions in Italy and Germany  Leverage TSG database and Sky relationships  Continue to drive growth through marketing investment TAKE EARLY POSITIONS IN NEWLY REGULATED MARKETS  Capitalize on US sportsbook opportunity by leveraging the combination of TSG’s brand strength, customer database and poker leadership with SBG’s expertise in sportsbook and media partnerships  Roll out improved Sports product in high-potential emerging markets where TSG already has a regulated poker-based presence 26

Sky Bet Transaction Details six months, subject to customary exceptions 27 1.Based on approximately 211.5mm issued and outstanding common shares post transaction (including following completion of the CrownBet and William Hill Australia acquisitions) Currently expect transaction completion in July Timing The consideration shares represent approximately 18% of TSG’s issued and outstanding common shares, following completion of the transaction1 –Substantially all of the common shares issued to the sellers will be subject to certain transfer restrictions for a minimum of Unique relationship with Sky Plc, Europe’s leading sports rights owner and media company –25 year brand license (with 22 years remaining) that grants exclusive use of the Sky brand for betting and gaming Other Terms TSG to acquire SBG for £2.6bn ($3.6bn) in cash, plus 37.9mm newly issued TSG common shares –SBG currently owned by CVC Capital Partners Limited and Sky Plc The transaction values SBG on an enterprise value basis at £3.4bn ($4.7bn) Purchase Price

Cost Synergies from SBG Acquisition 28 Full benefit of cost synergies to be achieved within two years of transaction completion Phasing One-off cash costs of approximately 1.2x recurring synergies Implementation Cost Rationalization of overlapping roles and responsibilities Non-headcount G&A savings Marketing spend optimization in UK, Italy and Germany TSG sportsbook costs (e.g. duplicative data feeds) Key Sources of Cost Synergies Identified cost synergies of at least $70mm recurring per annum, on a pre-tax basis Further upside expected through improved cross-sell Synergies Preserve the culture of success and minimize the disruption to the operational momentum of SBG Industry leading management, selected from two well-respected and experienced leadership teams SBG’s Yorkshire base will operate as a major hub of the enlarged group SBG’s sportsbook operation to support the enlarged group’s sports product Integration Principles

Historical Combined Financial Performance $mm $mm 3,000 2,000 1,500 $1,762 2,000 $861 1,000 $691 1,000 500 – – 2016 2017 2016 2017 TSG SBG TSG SBG $mm $mm 100 1,000 75 750 50 500 25 250 – – 2016 2017 2016 2017 TSG SBG TSG SBG Notes: Financials reported on a CY-end basis 1. Combined figures are derived by a summation o f TSG and SBG results, without any pro forma or other adjustments. Excluding CrownBet and William Hill Australia 2. Free Cash Flow defined as Adjusted EBITDA after deducting Total Capex for TSG and as Adjusted EBITDA less Capex for SBG 29 $74$79 43 39 36 35 $782 218 $617 128 564 489 Combined Free Cash Flow1,2 Combined Capital Expenditures1 39%41% 261 167 600 524 $2,117 805 606 1,312 1,155 Combined Adjusted EBITDA and Margin1 Combined Revenues1

TSG Q1 Financial Performance $mm  All verticals continue to benefit from both positive currency movements and the successful introduction of the Stars Rewards loyalty program Poker revenues, aided by the introduction of shared liquidity in Southern Europe, grew despite the cessation of operations in Australia and Colombia and the normalization of activity in Portugal Casino and Sportsbook revenues increased primarily as a result of the inclusion of CrownBet as well as cross-selling and product improvements Q1 2018 Q1 2017 % Change Revenues $392.9 $317.3 24%  Poker Revenues $245.9 $218.7 12% Casino & Sportsbook Revenues $134.5 $86.8 55%  Other Gaming Revenues $12.5 $11.9 5% $mm $mm $mm 175 163 393 145 151 Q1'17 Q1'18 Q1'17 Q1'18 Q1'17 Q1'18 Notes: Represents Stars financials prior to the acquisition of CrownBet and William Hill. Conversion rates assume 0.78 US$/A$ and 1.42 £/$ 1. Free Cash Flow defined as Adj. EBITDA – Capex 30 317 Free Cash Flow(1) Adjusted EBITDA Revenues Commentary Q1 Financial Performance

Adjusted EBITDA Reconciliation (TSG) ($ in millions, FYE Dec-31) Fiscal Year Ended Three months ended LTM The Stars Group 2015 2016 2017 3/31/2017 3/31/2018 3/31/2018 Financial expenses 197.2 138.3 163.0 40.6 45.0 167.5 Depreciation of property and equipment 7.6 8.2 8.9 2.1 2.7 9.5 EBITDA $319.7 $417.7 $596.7 $144.8 $159.8 $611.7 Termination of employment agreements 12.7 15.0 5.8 2.1 0.7 4.4 Loss on disposal of assets 0.4 0.9 0.6 0.1 --0.5 Acquisition-related costs 0.5 0.2 ---- 7.7 7.7 Net loss (earnings) from associates and (reversal of) impairment of assets held for sale, associates and intangible assets 24.5 16.3 (4.2) (6.7) 0.1 2.6 Adjusted EBITDA $459.3 $524.1 $600.3 $151.0 $175.0 $624.3 31 Other costs72.742.324.98.65.321.6 Gain on settlement of deferred consideration(4.4)(2.5)--------(Gain) / loss from investments11.419.3(34.5)(0.4)(1.0)(35.1) Termination of affiliate agreements7.74.50.40.4----Stock-based compensation14.210.310.62.22.410.8 Amortization of intangible and deferred development costs120.5131.7138.333.536.5141.2 Income taxes expense (recovery)14.44.027.22.71.225.7 Net earnings($20.0)$135.6$259.3$65.7$74.4$267.9

Free Cash Flow Reconciliation (TSG) ($ in millions, FYE Dec-31) Fiscal Year Ended Three months ended LTM The Stars Group 2015 2016 2017 3/31/2017 3/31/2018 3/31/2018 Less: Total Capex (11.0) (6.8) (11.0) (0.9) (3.6) (13.7) Purchase of property and equipment Adjusted EBITDA - Capex $423.9 $488.9 $564.2 $145.0 $162.6 $581.8 32 Acquired intangible assets(3.5)(7.7)(1.9)(0.7)(2.4)(3.6) Additions to deferred development costs(20.9)(20.7)(23.2)(4.4)(6.4)(25.2) Adjusted EBITDA$459.3$524.1$600.3$151.0$175.0$624.3

Adjusted EBITDA Reconciliation (SBG) (£ in millions, FYE Jun-30) Fiscal Year Ended Nine Months Ended LTM SBG 2016 2017 3/31/2017 3/31/2018 3/31/2018 Tax expense/(credit) (4.3) 3.0 (0.2) 19.8 23.0 Investment income (0.4) (1.7) (1.2) (1.0) (1.5) Depreciation 1.7 3.8 2.5 3.6 4.9 Impairment --6.3 ---- 6.3 33 Adjusted EBITDA£105.4£145.8£93.4£156.6£209.0 Amortization60.367.150.051.868.9 Revaluation of financial instruments (fair value)10.72.52.6(2.7)(2.8) Finance costs70.970.852.470.288.6 Profit/(loss) attributable to equity shareholders(£33.5)(£6.0)(£12.7)£14.9£21.6

Free Cash Flow Reconciliation (SBG) (£ in millions, FYE Jun-30) Fiscal Year Ended Nine Months Ended LTM SBG 2016 2017 3/31/2017 3/31/2018 3/31/2018 Less: Capex (23.4) (23.3) (19.0) (14.8) (19.1) Acquired intangible assets 34 Adjusted EBITDA - Capex£77.2£113.2£65.8£138.1£185.5 Purchase of property and equipment(4.8)(9.3)(8.6)(3.7)(4.4) Adjusted EBITDA£105.4£145.8£93.4£156.6£209.0

DISCLAIMERS

Cautionary Note Regarding Forward Looking Statements This presentation contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as certain future operational and growth plans and strategies, including as it relates to the acquisition described in this presentation (the “Sky Bet Transaction”). Forward-looking information in this presentation includes but is not limited to the potential to create at least $70 of cost synergies, the timing of realization of cost synergies and the expected sources of such cost synergies, the expected timing of closing of the Sky Bet Transaction, and the highlights and growth strategies of the combined company. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. With respect to the Sky Bet Transaction, material factors or assumptions applied in making forward-looking statements include, without limitation, factors and assumptions regarding completion of the Sky Bet Transaction on terms set out in the acquisition agreement and in a manner consistent with management’s expectations, the timing of completion of the Sky Bet Transaction, and the accuracy of management’s assessment of the effects of the completion of the Sky Bet Transaction, including the ability to generate synergies consistent with management’s expectations. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which The Stars Group and SBG carries on their business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; impact of inability to complete future acquisitions or to integrate businesses successfully; significant barriers to entry; competition and the competitive environment within The Stars Group’s addressable markets and industries; ability to obtain additional financing on reasonable terms or at all; refinancing risks; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; The Stars Group’s secured credit facilities contain covenants and other restrictions that may limit its flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in The Stars Group’s product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Additional risks related to the Sky Bet Transaction include: the completion of the proposed transaction may not occur on the anticipated terms and timing or at all; the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; potential litigation relating to the proposed transaction that could be instituted against the parties or their respective directors; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; negative effects of the announcement or the consummation of the transaction on the market price of The Stars Group’s common stock; risks relating to the value of The Stars Group shares to be issued in the transaction and uncertainty as to the long-term value of The Stars Group’s common stock; the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of The Stars Group’s operations after the consummation of the transaction and on the other conditions to the completion of the transaction; the risks and costs associated with, and the ability of The Stars Group to, integrate the businesses successfully and to achieve anticipated synergies; the risk that disruptions from the proposed transaction will harm the parties’ businesses, including current plans and operations; the ability of the parties to retain and hire key personnel; adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, applicable laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed Sky Betting & Gaming transaction or cause the terms of the proposed transaction to be modified; the impact of the heavily regulated industry in which the parties operate and carry on business; risks related to tax matters; and management’s response to any of the aforementioned factors. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2017, including under the heading “Risk Factors and Uncertainties”, and in its management’s discussion and analysis for the three months ended March 31, 2018 (the “Q1 2018 MD&A”), including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. 36

Non-IFRS and Non-U.S. GAAP Measures This presentation references non-IFRS and non-U.S. GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion. The Stars Group believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its and SBG’s business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating The Stars Group and SBG, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting their usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. The Stars Group uses the following non-IFRS and non-U.S. GAAP measures in this presentation: • Adjusted EBITDA means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring and certain other items. • Adjusted EBITDA Margin represents, for the applicable period, Adjusted EBITDA divided by revenue. • Free Cash Flow means Adjusted EBITDA after deducting Total Capex. Total Capex is defined as additions in deferred development costs, purchase of property and equipment and acquired intangible assets. • Free Cash Flow Conversion refers to Free Cash Flow divided by Adjusted EBITDA. SBG uses the following non-IFRS and non-U.S. GAAP measures in this presentation: • Adjusted EBITDA means profit/(loss) for the period attributable to equity shareholders before tax expense/(credit), finance costs, investment income, revaluation of financial instruments measured at fair value, depreciation, amortization, impairment. • Adjusted EBITDA Margin represents, for the applicable period, Adjusted EBITDA divided by revenue. • Free Cash Flow means Adjusted EBITDA less Capex. Capex is defined as capital expenditures related to the purchase of property, plant and equipment, together with the purchase of intangible assets. 37

Disclaimers Disclaimer Regarding Market and Industry Data Market data and certain industry data and forecasts included in this presentation were obtained or derived from internal and market research, publicly available information, reports of governmental agencies and industry publications and surveys. The Stars Group has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Stars Group has not independently verified any of the data from third-party sources, nor has The Stars Group ascertained the underlying economic assumptions relied upon therein. Similarly, industry forecasts and market research, which The Stars Group believes to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods of time. third-party forecasts that are or may be cited in this presentation. In addition, The Stars Group does not know what assumptions regarding general economic growth were used in preparing the 38

Other Currency Unless otherwise noted, all references to“$”, “US$” and “USD” are to the U.S. dollar, “£” are to British pound sterling, “AUD” are to Australian dollar, “SEK” are to Swedish krona and “EUR” are to the Euro. Not an Offer or Solicitation of Securities This presentation does not constitute or form part of an offer to sell or the solicitation of an offer to purchase any securities in any jurisdiction. The securities described in this presentation have not been, and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the 1933 Act), absent registration or an applicable exemption from the registration requirements of such laws. 39